

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 11, 2007

<u>via U.S. mail and facsimile</u>
Alan Gaines
Chief Executive Officer
3050 Post Oak Blvd., Suite 695
Houston, TX 77056

> **Re: Dune Energy Inc.**
> **Amendment No. 2 to Preliminary Information Statement filed**
> **on Schedule 14C**
> **Filed May 2, 2007**
> **File No. 1-32497**

Dear Mr. Gaines:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file the most current version of the articles of incorporation of the company, as restated or amended. In this regard, we note that the articles of incorporation filed with the Form 10-K for the fiscal year ended December 31, 2002 reference that the company is authorized to issue only 25 million common shares as opposed to 100 million common shares as currently disclosed in the information statement.

2.   Please provide tabular disclosure of (1) the number of shares of common stock that are currently outstanding, (2) the number of shares of common stock and common stock issuable upon conversion of the preferred stock that may be issued pursuant to your agreement with Goldking and any other contemplated issuances and (3) the number of shares that will be available for issuance as a result of your increase in authorized capital.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
         Matthew Cohen, Esq.
         212-779-9928